INUVO, INC.

15550 Lightwave Drive

Suite 300

Clearwater, FL 33760

telephone (727) 324-0046

wallace.ruiz@inuvo.com

January 17, 2011

‘CORRESP’

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inuvo, Inc. (the “Company”)

Registration Statement on Form S-4/A

Amended on December 14, 2011

File No. 333-177983

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated December 19, 2011. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed Amendment No. 2 to the above-captioned Registration Statement on Form S-4 (“Amendment No. 2”) which has been revised to reflect the Company’s responses to the staff’s comments set forth below.

Accounting Treatment of the Merger, page 83

1.	We note your response to comment one from our letter dated December 2, 2011. Please revise your disclosure of the accounting treatment of the merger to summarize the factors you considered in determining that Inuvo is the accounting acquirer in the transaction, as described in your response. Also make similar revisions to the Summary at page 14.

RESPONSE: We have revised the section entitled “Accounting Treatment of the Merger,” beginning on page 83 of Amendment No. 2 to summarize the factors that were considered in determining that Inuvo is the accounting acquirer in the transaction, as described in our response, dated December 14, 2011, to your comment letter, dated December 2, 2011. We have also made similar revisions in the section entitled “Summary—Accounting Treatment of the Merger,” beginning on page 14 of Amendment No. 2.

We trust the foregoing adequately responds to the staff’s comments. The Company acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wallace D. Ruiz

Wallace D. Ruiz, Chief Financial Officer

2